Kaye Cooper Kay & Rosenberg, Llp
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September 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Pamela Long, Assistant Director

Re:	ADGS Advisory, Inc. Amendment No. 3 to Form 8-K Filed August 30, 2013 File No. 001-34274

Dear Ms. Long:

On behalf of ADGS Advisory, Inc. (the “Company”), we herein provide the following response to the comment letter dated September 19, 2013 from the Staff of the Commission, regarding the above-listed filing.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs in the comment letter.

Form 8-K/A-3 filed August 30, 2013

Risk Factors, page 11

Risks Related to Our Business, page 11

1.
In future filings, please include a risk factor discussing the risks posed by the fact that the company has extended significant loans in an arrangement that does not generate interest or have fixed repayment terms.

RESPONSE: The Company acknowledges the Staff’s comment and will include in future filings, where applicable, a risk factor discussing the risks posed by the fact that the Company has extended significant loans in an arrangement that does not generate interest or have fixed repayment terms.

Pamela Long
Securities and Exchange Commission
September 23, 2013

Certain Relationships and Related Transactions, and Director Independence, page 33

2.
We note your response to prior comment one of our letter dated August 28 regarding details of the loans you have made to Tong Wing Shan.  In future filings, please revise MD&A to discuss the purpose of these loans and their impact on your ability to do business, particularly since the amounts involved appear to comprise most of your cash.

RESPONSE: The Company acknowledges the Staff’s comment and will revise in future filings, where applicable, MD&A to discuss the purpose of these loans and their impact on the Company’s ability to do business, particularly since the amounts involved appear to comprise most of the Company’s cash.

Attached hereto is a written acknowledgment of certain matters by the Company.

Please do not hesitate to contact the undersigned if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ David M. Kaye
David M. Kaye
cc:   ADGS Advisory, Inc.

September 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Pamela Long, Assistant Director

Re:	ADGS Advisory, Inc. Amendment No. 3 to Form 8-K Filed August 30, 2013 File No. 001-34274

Dear Ms. Long:

ADGS Advisory, Inc. (the “Company”), hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.

Sincerely,

ADGS ADVISORY, INC.

/s/ Tso Yin Yee
Tso Yin Yee
Chief Operating Officer